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                                                                 EXHIBIT 99.1



KPMG LLP
Chartered Accountants                               Telephone    (416) 228-7000
Yonge Corporate Centre                              Telefax      (416) 228-7123
4120 Yonge Street, Suite 500                        www.kpmg.ca
Toronto, ON M2P 2B8
CANADA

                              Accountants' Consent

The Board of Directors
AT&T Canada Inc.

We consent to the use of our report dated February 1, 2002, except as to note 2, which is as of March 14, 2002, as to note 5, which is as of February 20, 2002 and as to note 9(h), which is as of May 1, 2002, relating to the consolidated balance sheets of AT&T Canada Inc. ("the Company") as at December 31, 2001 and 2000 and the related consolidated statements of operations and deficit and cash flows for each of the years in the three year period ended December 31, 2001, which report is incorporated by reference in this Form 40-F.

Our report dated February 1, 2002, except as to note 2, which is as of March 14, 2002, as to note 5, which is as of February 20, 2002 and as to note 9(h), which is as of May 1, 2002, contains Comments by the Auditors for U.S. Readers on Canada - U.S. Reporting Differences which states that in the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company's ability to continue as a going concern such as those described in note 2 to the consolidated financial statements. Our report to the shareholders is expressed in accordance with Canadian reporting standards, which do not permit a reference to such conditions and events in the auditors' report when these are adequately disclosed in the financial statements.

/s/KPMG LLP

Chartered Accountants
Toronto, Canada
May 1, 2002